Exhibit 21.1
LIST OF SUBSIDIARIES
The following is a list of the direct and indirect subsidiaries of Evolv Technologies Holdings, Inc., that is current as of December 31, 2022:

Subsidiaries	Jurisdiction
Evolv Technologies, Inc.	United States
Evolv Technology UK Ltd.	United Kingdom
Give Evolv LLC	United States